Exhibit 99.1

Decent Holding Plans Initial Deployment of Up to 3,000 Taihao Intelligent Health Management Robots at Selected Senior-Care Operation-Centers

Building on its previously announced partnership with Taihao Robotics, Decent plans to deploy up to 3,000 intelligent health management robots at selected centers within its network of approximately 700 senior-care operation-centers. The planned service model is intended to support AI-assisted monitoring, family notification alerts, internet hospital connectivity and physician-backed care coordination.

YANTAI, China, October 15, 2026 (GLOBE NEWSWIRE) -- Decent Holding Inc. (NASDAQ: DXST) (“Decent” or the “Company”), a technology-driven provider of wastewater treatment and community-based senior health and elderly care services in China, today announced plans to commence initial deployment of Taihao Intelligent’s AI-powered health management robots across selected senior-care operation-centers within the Company’s network.

Building on its previously announced strategic cooperation with Anhui Taihao Intelligent Technology Co., Ltd. (“Taihao Robotics”), Decent has internally set an initial deployment target of up to 3,000 Taihao Intelligent’s health-management robots across selected existing senior-care operation-centers within its network. The specific quantity, timeline and scope of the deployment remain subject to product availability, commercial arrangements with Taihao Robotics, implementation readiness, user demand, regulatory considerations and other market conditions.

Decent has previously announced that its senior-care service network has expanded to approximately 700 operation-centers. The Company believes these centers provide a physical service foundation for building a connected, AI-powered senior-care infrastructure. Rather than treating the robots as standalone health-check devices, Decent intends to deploy them as intelligent service terminals within its broader senior-care network, integrating on-site health data collection, AI-assisted analysis, early-warning alerts, family notifications, community-center response, internet hospital connectivity, and physician-supported follow-up services.

Under Decent’s planned service model, the robots are expected to act as front-end data-collection and interaction terminals at participating senior-care operation-centers. Seniors may conduct self-service health-checks at a center, with authorized health data uploaded to Decent’s service platform to facilitate health-record management, trend monitoring and care coordination. If abnormal data trends or potential risk signals are identified, the system is expected to issue alerts to the relevant community operation-center, designated family members and appropriate service personnel to enable timely follow-up.

The Company believes this model may help address several practical challenges in senior-care, including fragmented health records, delayed awareness of abnormal health conditions, limited visibility for family members, inconsistent service standards across community locations and inadequate coordination between community care providers and medical resources. By deploying intelligent health-management robots within its existing operation-centers, Decent aims to build a connected service network that collects data, flags potentially abnormal data trends, triggers alerts, coordinates responses and connects users with qualified healthcare resources.

According to product materials, Taihao Intelligent’s health-management robot supports a range of self-service health-check and health-data-collection functions, including blood pressure, heart rate, electrocardiogram, body temperature, blood oxygen, blood glucose, uric acid, total cholesterol, body weight, height, BMI, body fat percentage, body water, skeletal muscle rate, muscle mass, bone mass, basal metabolism rate, waist circumference, fat-free body weight, protein level, subcutaneous fat, visceral fat, biological age and body-type indicators. Through multi-dimensional data collection, the device is designed to help users and service centers develop more continuous and structured health records for daily wellness management, senior-care coordination and platform-based service delivery.

In addition, the device features thermal-imaging analysis capabilities. Using thermal-imaging technology and AI models to analyze surface-temperature distribution, the product may generate visual reports of surface-temperature patterns. These functions are intended for health-management, monitoring and informational purposes and are not intended to provide medical diagnosis or treatment.

A core objective of the planned deployment is to connect intelligent devices with online and offline care resources. Health data collected via the robots may, subject to user authorization and applicable data-protection requirements, be transmitted to Decent’s platform and be accessed by qualified physicians, internet-hospital resources or other healthcare professionals for follow-up consultation, assessment or care coordination. The Company believes this connectivity may support care coordination at its operation-centers.

Decent also plans for the system to support family-facing alerts and community-response workflows. When certain warning signals are detected, the platform may notify designated family members and community service staff, helping family members to better understand the user’s health status and allowing the operation center to arrange follow-up services. Depending on the circumstances and applicable regulatory requirements, follow-up may include health consultation, care coordination, referrals to qualified medical resources or other appropriate service arrangements.

On the AI health-management front, the robots are expected to leverage multimodal health data gathered through routine testing to support personalized wellness recommendations, health records, trend analysis, medication and health reminders, health education and health-related Q&A functions. Decent believes that repeated, structured data collection will enable its platform and service personnel to better track changes in users’ conditions over time and deliver more timely, targeted and coordinated services.

“Decent has built a broad senior care service network, and our next priority is to support health-data collection and care coordination at participating operation-centers,” said Haicheng Xu, Chief Executive Officer of Decent Holding. “The planned deployment of Taihao Intelligent’s health-management robots is not simply about placing equipment in our centers. It is about building a connected service infrastructure that integrates data collection, AI-assisted monitoring, early-warning alerts, family notifications, community response, internet hospital connectivity and physician-supported care coordination. We believe this model may help us to deliver more standardized, intelligent and continuous senior-care services across our network.”

China’s aging population continues to fuel demand for accessible community-based health management, chronic-condition support, remote consultation access, family-visible monitoring and day-to-day senior-care services. Decent believes that the combination of smart hardware, AI-assisted analysis, center-based service networks and physician-backed online resources can enable a more scalable and connected senior-care model.

The Company notes that the planned initial deployment of up to 3,000 units represents an internal target and remains at an early stage. The actual deployment timelines, unit volumes, center coverage, user adoption, commercial impact and revenue contribution will depend on product delivery, commercial arrangements, implementation progress, regulatory requirements, market conditions and operating performance at participating centers. Decent intends to further refine product functions, service workflows and platform-based operating capabilities based on feedback from the initial rollout.

The Company further notes that the relevant devices and services are designed for health management, health-data recording, health-risk alerts, wellness support, care coordination and connection with qualified health-service resources. They do not serve as a substitute for medical institutions, licensed physicians or professional medical diagnosis and treatment. Implementation of any medical consultation, internet healthcare service, physician support, health assessment, emergency response or related data processing is subject to applicable laws, regulations, user authorization, data-protection mandates and qualification requirements.

About Anhui Taihao Intelligent Technology Co., Ltd.

Anhui Taihao Intelligent Technology Co., Ltd. is a technology company focused on the research, development, manufacturing and commercialization of healthcare robots, wearable robotics and intelligent healthcare devices. Taihao Robotics is committed to advancing robotic technologies for health management, elderly care and service-center applications.

About Decent Holding Inc.

Decent Holding Inc. (NASDAQ: DXST) specializes in the provision of wastewater treatment by cleansing industrial wastewater, ecological river restoration and river ecosystem management by enhancing water quality, as well as microbial products primarily used for pollutant removal and water quality enhancement, through the Company’s operating subsidiary, Shandong Dingxin Ecology Environmental Co., Ltd. In addition, through its operating subsidiary Suncare (Shanghai) Health Technology Co., Ltd., the Company operates an AI-powered, community-based senior health and elderly care platform serving China’s aging population. For more information, please visit the Company’s website.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations regarding future events. Investors can identify these statements by words or phrases such as “plans,” “expects,” “intends,” “believes,” “will,” “may,” “could,” “potential,” and similar expressions. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact:

WFS Investor Relations Inc.
Connie Kang, Partner
Email: ckang@wfsir.com
Tel: +86 1381 185 7742 (CN)